Osage Exploration and Development, Inc.

December 28, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance
Tel:    (202) 551-3292

VIA EDGAR

Re:	Osage Exploration and Development, Inc.
File No. 0-52718

Amendment No. 3 to Registration Statement on Form 10-SB
Filed November 20, 2007

Form 10-QSB for the quarter ended June 30, 2007, as amended
Filed July 30, 2007

Amendment No. 4 to Registration Statement on Form 10-SB
Filed November 30, 2007

Dear Ms. Levy:

It appears that in our previous correspondence, we omitted to include in edgar the enclosed independent third party engineering report on the Hopper-Osage Lease.

Thank you very much for your courtesy and attention. If you have any questions, please contact me immediately.

Regards,

_______________________
Kim Bradford
President and CEO

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-551-0194 Fax: 858-729-0952